Exhibit 99.1

Envigado, February 09, 2024

BOARD OF DIRECTORS DECISIONS

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market in general, that the Board of Directors took the following decisions, at its meeting today:

1.	To call to the ordinary General Shareholders’ Assembly, to be held in person on Thursday, March 14, 2024, at 9:00 a.m. at Carrera 48 # 32 B Sur-139, Avenida Las Vegas, administrative headquarters of the Company, located in the municipality of Envigado, Antioquia.

2.	In line with External Circular 29 of 2014, to adopt measures to ensure an equitable treatment of all the Company's shareholders and to encourage their participation in the ordinary General Shareholders’ Assembly to be held in person, as follows:

1.	To order the Company’s managers and employees to strictly comply with the duty contained in article 185 of the Commercial Code, whose text is as follows:

 “Except in cases of legal representation, the managers and employees of the company may not represent at the meetings of the General Shareholders’ Assembly, shares other than their own, while exercising their position, nor substitute the powers conferred on them (…)"

2.	In accordance with the required procedure, the administration will ensure that the verification process of the powers of attorney conferred regarding the General Shareholders' Assembly is carried out, in order to ensure that they comply with the requirements set forth in article 184 of the Commercial Code, as well as with the other requirements set forth in Part III, Title I, Chapter VI, of External Circular 29 of 2014, issued by the Financial Superintendency of Colombia. As such, a template of the power of attorney containing the meeting agenda and the corresponding space for shareholders' voting statements must be made available to the shareholders on the Company's website, in order for them to record their voting instructions. In the event that the powers of attorney does not comply with the requirements, the General Counsel shall instruct the delegated agent for the verification of the powers of attorney, to return them to the respective shareholder, with the express indication of the reason of return, and with the specific suggestion for its correction.

As such, the following practices are expressly forbidden:

a.	Incentivizing, promoting, or suggesting to shareholders that they confer powers of attorney in which the name of the representative to the General Shareholders' Assembly is not clearly defined.

b.	Receiving powers of attorney from shareholders to the General Shareholders' Assembly, in which the name of the respective representative is not clearly defined.

c.	Admitting as valid those powers of attorney conferred by shareholders without fulfillment of the requirements set forth in article 184 of the Commercial Code for participating at the General Shareholders' Assembly.

d.	Suggesting or determining the names of individuals who shall act as representatives at the General Shareholders' Assembly.

e.	Recommend to the shareholders to vote for certain list.

f.	Suggesting, coordinating, or agreeing with any shareholder or with any representative of a shareholder to present in the meeting proposals to be submitted for consideration at the General Shareholders' Assembly.

g.	Suggesting, coordinating, or agreeing with any shareholder or with any representative of a shareholder to vote for or against any proposal presented at the General Shareholders' Assembly.

To facilitate informed decision-making by shareholders, the proposals and documents to be submitted for approval at the General Shareholders' Assembly will be made available on the corporate website https://www.grupoexito.com.co/en by February 15 at the latest.